Filed Pursuant to Rule 424(b)(3)

Registration No. 333-163201

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated February 1, 2010)

UP TO 39,260,540 SHARES OF COMMON STOCK

$0.44 PER SHARE

This prospectus supplement supplements information contained in our prospectus dated February 1, 2010 (as subsequently amended or supplemented, the “Prospectus”).

This prospectus supplement includes our press release dated March 22, 2010 announcing that we have commenced the public offering of up to 39,260,540 shares of our common stock to the public on a “best efforts” basis by our directors and executive officers, that the offering will terminate on the earlier of March 31, 2010 or the date on which we have accepted subscriptions for all shares remaining for purchase, that the offering may be extended for additional periods ending no later than April 30, 2010 and that the shares are being offered at the same $0.44 per share price previously offered to shareholders and standby purchasers in the rights offering that expired March 10, 2010.

These securities are not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve, the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 22, 2010.

PREMIERWEST BANCORP ANNOUNCES COMMENCEMENT OF

COMMON STOCK PUBLIC OFFERING

MEDFORD, OR – March 22 – PremierWest Bancorp (NASDAQ: PRWT), parent company of PremierWest Bank, announced that it has commenced the public offering portion of its previously announced rights offering. The Company is offering up to 39,260,540 shares of common stock to the public on a “best efforts” basis by its directors and executive officers. The public offering will terminate on the earlier of March 31, 2010, or the date on which we have accepted subscriptions for all shares remaining for purchase. We may extend the public offering for additional periods ending no later than April 30, 2010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers may be made only by means of a prospectus and a related prospectus supplement. Copies of prospectuses with respect to the offering may be obtained from PremierWest Bancorp by submitting an email request to equityoffering@premierwestbank.com indicating the name and address to which the documents should be mailed or an email address to which the documents may be delivered electronically. Alternatively, interested investors may call 541-282-5134 to request the documents.

After reviewing the offering materials, interested investors may submit a completed Subscription Agreement with payment to PremierWest Bancorp, Attn: Equity Offering, 503 Airport Road, Suite 101, Medford, OR 97504. Subscriptions will be processed through 5:00 pm Eastern Time/2:00 pm Pacific Time on March 31, 2010, or through such other date to which the public offering has been extended. Subscriptions are irrevocable. The Company generally will accept subscriptions in the order in which they are received, but the Company has the discretion to accept or reject any subscription in whole or in part for any reason. The Company may cancel the public offering of remaining shares at any time for any reason. If the public offering of remaining shares of common stock is cancelled, subscription payments will be returned, without interest or deduction, as soon as practicable.

The shares are being offered at the same $0.44 per share price previously offered to shareholders and standby purchasers in the rights offering that expired March 10, 2010.

In commenting on the initial phase of the offering, Jim Ford, PremierWest’s President and Chief Executive Officer stated, “We are pleased with the success of the initial phase of the rights offering and believe the results are a testament to the commitment of our shareholder base, including directors, executive officers and employees. We thank our shareholders for their investment in our future.”

ABOUT PREMIERWEST BANCORP

PremierWest Bancorp (NASDAQ: PRWT) is a financial services holding company headquartered in Medford, Oregon, and operates primarily through its subsidiary PremierWest Bank. PremierWest Bank offers expanded banking-related services through two subsidiaries, Premier Finance Company and PremierWest Investment Services, Inc.